EXHIBIT 99.1
                                                                    ------------


THIS PRICING SUPPLEMENT, TOGETHER WITH THE PROSPECTUS TO WHICH IT RELATES, AS AMENDED OR SUPPLEMENTED, AND EACH DOCUMENT DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS, AS AMENDED OR SUPPLEMENTED, CONSTITUTES A PUBLIC OFFERING OF THESE SECURITIES ONLY IN THE JURISDICTIONS WHERE THEY MAY BE
LAWFULLY OFFERED FOR SALE AND THEREIN ONLY BY PERSONS PERMITTED TO SELL SUCH SECURITIES. NO SECURITIES COMMISSION OR SIMILAR AUTHORITY HAS IN ANY WAY PASSED UPON THE MERITS OF THESE SECURITIES AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE. THESE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 AND, SUBJECT TO CERTAIN EXCEPTIONS, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OF AMERICA.


                PRICING SUPPLEMENT NO. 1 DATED SEPTEMBER 16, 2005
            (TO A SHORT FORM SHELF PROSPECTUS DATED AUGUST 31, 2005)



                                [GRAPHIC OMITTED]
                                [LOGO - ENCANA]

                               ENCANA CORPORATION

                          MEDIUM TERM NOTES (SERIES 2)
                                   (UNSECURED)


                                 TERMS OF ISSUE


DESIGNATION:                            3.60% Medium Term Notes (Series 2) due
                                        September 15, 2008 (the "Notes")
CUSIP NUMBER:                           CA29253ZAB19
PRINCIPAL AMOUNT:                       $500,000,000
COMMISSION RATE                         $2.50 per $1,000 principal amount
ISSUE PRICE:                            $999.67 per $1,000 principal amount
NET PROCEEDS:                           $498,585,000
CURRENCY:                               Canadian dollars
TRADE DATE:                             September 16, 2005
SETTLEMENT DATE:                        September 21, 2005
MATURITY DATE:                          September 15, 2008
INTEREST RATE:                          3.60%
YIELD TO MATURITY:                      3.612%
INTEREST PAYMENT DATE(S):               March 15 and September 15
INITIAL INTEREST PAYMENT DATE:          March 15, 2006
INITIAL COUPON PAYMENT:                 $17.260274 per $1,000 principal amount
REDEMPTION PROVISIONS:                  EnCana Corporation ("EnCana") may redeem
                                        the Notes on the terms and conditions
                                        and in the manner described below under
                                        the heading "Redemption".  The
                                        Government of Canada Yield Additional
                                        Percentage is 0.08%.
METHOD OF DISTRIBUTION:                 Agency
DEALERS:                                CIBC World Markets Inc.
                                        Scotia Capital Inc.
                                        BMO Nesbitt Burns Inc.
                                        HSBC Securities (Canada) Inc.
                                        RBC Dominion Securities Inc.
                                        TD Securities Inc.
                                        Desjardins Securities Inc.
                                        Merrill Lynch Canada Inc.
TRUSTEE:                                CIBC Mellon Trust Company
FORM OF NOTES:                          Global Note registered in the name of
                                        CDS & Co.

                       DOCUMENTS INCORPORATED BY REFERENCE

The short form shelf prospectus dated August 31, 2005 (the "Prospectus"), into which this Pricing Supplement is deemed to be incorporated by reference, incorporates by reference the following named disclosure documents:

         (a)      our Annual Information Form dated February 25, 2005;

         (b) our audited comparative consolidated financial statements for the year ended December 31, 2004, including the auditors' report thereon and Management's Discussion and Analysis for the year ended December 31, 2004;

         (c) our Management Proxy Circular dated February 28, 2005 relating to the annual and special meeting of our shareholders held on April 27, 2005 (excluding those portions under the headings "Composition of the Human Resources and Compensation Committee", "Human Resources and Compensation Committee Report" and "Performance Chart");

         (d) our Noteholders' Information Circular dated July 12, 2005 relating to the special meeting of holders of 5.95% Medium Term Note Debentures due June 2, 2008; and

         (e) our unaudited comparative interim consolidated financial statements for the six month period ended June 30, 2005, including the Management's Discussion and Analysis for the six month period ended June 30, 2005.

Any statement contained in the Prospectus or in a document incorporated, or deemed to be incorporated by reference, therein shall be deemed to be modified or superseded, for purposes of the Prospectus, to the extent that a statement contained in the Prospectus or in any subsequently filed document that also is, or is deemed to be, incorporated by reference in the Prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of the Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

                               RECENT DEVELOPMENTS

EnCana has reached an agreement to sell all of its shares in subsidiaries which have oil and pipeline interests in Ecuador for approximately US$1.42 billion. The sale is subject to prior approval by the Government of Ecuador, normal closing conditions and regulatory approvals.

                                   REDEMPTION

EnCana shall be entitled to redeem the Notes, in whole at any time or in part from time to time, on not more than 90 and not less than 30 days' prior notice, at the higher of the Canada Yield Price (as defined below) and par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

"Canada Yield Price" shall mean, in effect, a price equal to the price of the Notes, exclusive of accrued and unpaid interest, calculated to provide a yield to maturity equal to the Government of Canada Yield (as defined below) plus the Government of Canada Yield Additional Percentage (as set forth above) calculated on the business day preceding the date on which EnCana gives notice of redemption.

"Government of Canada Yield" on any date shall mean, in effect, the yield to maturity on such date, assuming semi-annual compounding, which a non-callable Government of Canada Bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity of the Notes. The Government of Canada Yield will be the average of the yields determined by two nationally recognized Canadian investment dealers selected by EnCana.

                              CONFLICTS OF INTEREST

Under applicable securities legislation in certain provinces of Canada, we may be considered to be a connected issuer of each of BMO Nesbitt Burns Inc., CIBC World Markets Inc., Desjardins Securities Inc., HSBC Securities (Canada) Inc., Merrill Lynch Canada Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc., as they are directly or indirectly wholly-owned or majority owned subsidiaries of Canadian chartered banks or financial institutions which have extended credit facilities to us upon which we may draw from time to time. The credit facilities consist of a $4.5 billion syndicated revolving credit facility and demand operating facilities. As at September 12, 2005, approximately $2.3 billion has been drawn under these facilities. These credit facilities are unsecured and we are presently in compliance with the terms of such credit facilities. Our financial position has not changed substantially since the indebtedness under the credit facilities was incurred. None of the lenders were involved in the decision to offer the Notes and none will be involved in the determination of the terms of the distribution of the Notes.